ROBERT BRANTL, ES.
                                 322 4TH STREET
                               BROOKLYN, NY 11215
                                  718-768-6045
                               718-965-4042 (FAX)


May  25,  2006

Via  EDGAR  and  Fax
--------------------
Blaise  A.  Rhodes
Staff  Accountant
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  DC  20549

     Re:  DLR  Funding,  Inc.
           Item  4.01  Form  8-K
           Filed  05/01/06
           File  No.  000-49880
           --------------------

Dear  Mr.  Rhodes:

     I am counsel to DLR Funding, Inc. I am writing in response to your letter to David Karst, President of DLR Funding, Inc., dated May 3, 2006. The Staff's comments that were set forth in your letter are repeated below in italics.

     Comment
     -------

     The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide specific disclosures required by Item 304(a)(l)(iv) and (v) of Regulation S-K.

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     Response
     --------

     DLR Funding is today filing Amendment No 1 to the Current Report on Form 8-K dated April 21, 2006. The Amendment contains all of the disclosure required by Item 304 of Regulation S-B, including the disclosure specified in the Staff's comments.



                                                               Yours

                                                               /s/ Robert Brantl
                                                               -----------------
                                                               Robert Brantl


     ACKNOWLEDGEMENT
     ---------------

     The undersigned, as President of DLR Funding, Inc., hereby acknowledges that:

     - DLR Funding, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - DLR Funding, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                          Yours

                                                          /s/ David Karst
                                                          -----------------
                                                          David Karst, President

RB:rk


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